2Q 2006 Results Report

(Billions of KRW)

	2006 2Q	2006 1Q	2005 2Q
Sales	5,796	5,800	5,615
Gross Profit	1,394	1,382	1,395
Operating Income	191	191	144
Ordinary Income	-10	182	216
Net Income	-10	151	151

- *These 2nd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*